John Deere Receivables, Inc.

1 East First Street, Suite 600

Reno, Nevada 89501

February 10, 2016

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Katherine Hsu

Re:	John Deere Receivables, Inc.
Registration Statement on Form SF-3
Filed November 17, 2015
File No. 333-208068

Dear Ladies and Gentlemen:

On behalf of John Deere Receivables, Inc. (the “Company”), and in response to the letter dated February 8, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company, we submit the following response, together with Amendment No. 3 to the Registration Statement on Form SF-3.

The numbered paragraph below sets forth your comment in italicized text together with our response. The heading and number corresponds to the heading and numbered paragraph in your letter. Page references in our response are references to the page numbers in the form of prospectus (the “Prospectus”) included in Amendment No. 3 to the Registration Statement on Form SF-3.

Form of Prospectus

The Receivables Pool

Dispute Resolution, page 33

1. We note your response to comment 1 of our letter dated January 27, 2016 and reissue in part. Please revise your disclosure to clarify whether the asset representations reviewer’s report that is provided to the noteholder will include receivable-level information or aggregated data.

Response: We have revised the disclosure on page 32 of the Prospectus as follows (additions shown in double-underline):

Ms. Katherine Hsu

Securities and Exchange Commission

February 10, 2016

“The asset representations reviewer will be required to complete its review within [60] days of receiving the documents necessary to start its review. The asset representations reviewer will provide the indenture trustee, the sponsor, the depositor and the servicer with (i) a detailed report of its findings and (ii) a summary of its report (for distribution to the noteholders) within [30] days of completing its review. The summary of the asset representations reviewer’s report will be included in the statement to noteholders on the Form 10-D for the collection period in which such summary report was provided. A complete copy of the asset representations reviewer’s report may be provided to any noteholder by the indenture trustee at the request of such noteholder, which will include receivable-level information necessary for any repurchase requests and the result of tests performed on each receivable.”

2. We note your response to comment 3 and reissue in part. In particular, your disclosure specifies that the arbitration panel’s discretion to modify the burden of proof applies only if at least [12] months of payments have been received with respect to the related receivable. It is not clear whether the registrant would be permitted to impose a higher evidentiary standard for other receivables, which we believe would prevent a party from being able to effectively utilize the dispute resolution provision. Further, it is not appropriate for the registrant to set the point at which an arbitration panel could decide to raise the evidentiary standard. Accordingly, please remove or revise.

Response: We have revised the disclosure on page 34 of the Prospectus as follows (deletions shown in ~~strikethrough~~):

“In each case, the panel will have discretion to modify these timeframes if, based on the facts and circumstances of the particular dispute, good cause exists, there is an unavoidable delay or with the consent of all of the relevant parties. ~~If at least [12] months of payments have been received with respect to the related receivable, the panel will have discretion to shift the burden of proof for alleged breaches of representations and warranties from a preponderance of the evidence to a standard of clear and convincing evidence of a breach.~~ The panel will render its decision on the matter within [90] days of the selection of the panel.”

3. We note your response to comment 5 and reissue. Please revise to add that when such directions or requests relate to dispute resolution, the indenture trustee is also required to honor directions or requests from the noteholders. There may be directions or requests in the dispute resolution process that are not related to noteholder communications with regards to repurchase requests.

Response: As discussed with the Staff, we have respectfully retained the previous language and made no change in the Prospectus.

***********************

Ms. Katherine Hsu

Securities and Exchange Commission

February 10, 2016

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact our counsel, Stuart K. Fleischmann of Shearman & Sterling LLP, at (212) 848-7527.

Sincerely,

/s/ Rajesh Kalathur
Rajesh Kalathur
President, John Deere Receivables, Inc.

cc:	Stacy P. Thomas, John Deere
Stuart K. Fleischmann, Shearman & Sterling LLP